Exhibit 14

CODE OF ETHICS REVISED AND UPDATED as of DECEMBER, 2003

This Code of Ethics sets forth legal and ethical standards of conduct for directors, executive officers and employees of Boston Communications Group, Inc. (the “Company”). This Code of Ethics is intended to promote the conduct of all Company business (including the Company and all of its subsidiaries) in accordance with high standards of integrity and in compliance with all applicable laws and regulations.

If you have any questions regarding this Code of Ethics or its application in any situation, you should contact the General Counsel of the Company.

Compliance with Laws, Rules and Regulations

You must comply with all laws, rules and regulations applicable to the Company wherever it does business. You are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules and regulations and to ask for advice when you are uncertain about them.

If you become aware of the violation of any law, rule or regulation by the Company, its officers, employees, directors, or any third party doing business on behalf of the Company, it is your responsibility to promptly report the matter to the Chief Executive Officer, Chief Financial Officer, General Counsel or your supervisor. While it is the Company’s desire to address matters internally, nothing in this Code of Ethics should discourage you from reporting any illegal activity, including any violation of the securities laws, antitrust laws, environmental laws or any other federal, state or foreign law, rule or regulation, to the appropriate regulatory authority. No employee shall be discharged, demoted, suspended, threatened, harassed or in any other manner discriminated or retaliated against because he or she reports any such violation, unless it is determined that the report was made with knowledge that it was false. This Code of Ethics should not be construed to prohibit you from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.

Guidelines of Conduct and Company Policies

You must comply with all provisions of the Company’s Guidelines of Conduct, contained in the Employee Guidebook, and all applicable policies of the Company, including without limitation those regarding conflicts of interest, insider trading, confidentiality, use of Company property and improper payments. The provisions of this Code of Ethics are in addition to the Company’s Guidelines of Conduct and to all Company policies as are now or hereafter in effect and applicable to employees, officers and directors; and this Code of Ethics does not supplant the Guidelines of Conduct or such policies.

Conflicts of Interest

You must act in the best interests of the Company. You must refrain from engaging in any activity or having a personal interest that presents a “conflict of interest.” A conflict of interest occurs when your personal interest interferes, or appears to interfere, with the interests of the Company. A conflict of interest can arise whenever you take action or have an interest that prevents you from performing your Company duties and responsibilities honestly, objectively and effectively.

For example:

Employees and Officers. Employees and officers must not:

•	perform services as a consultant, employee, officer, director, advisor or in any other capacity, or permit any close relative to perform services as an officer or director, for a significant customer, significant supplier or direct competitor of the Company, other than at the request of the Company;

•	have, or permit any close relative to have, a financial interest in a significant supplier or significant customer of the Company, other than an investment representing less than one percent (1%) of the outstanding shares of a publicly-held company or less than five percent (5%) of the outstanding shares of a privately-held company;

•	have, or permit any close relative to have, a financial interest in a direct competitor of the Company, other than an investment representing less than one percent (1%) of the outstanding shares of a publicly-held company;

•	engage in any other activity or have any other interest that the Board of Directors of the Company determines to constitute a conflict of interest or that violates the Conflict of Interest provisions of the Company’s Guidelines of Conduct.

Directors. Directors must not:

•	perform services as a consultant, employee, officer, director, advisor or in any other capacity, or permit any close relative to perform services as an officer or director, for a direct competitor of the Company;

•	have, or permit any close relative to have, a financial interest in a direct competitor of the Company, other than an investment representing less than one percent (1%) of the outstanding shares of a publicly-held company;

•	use his or her position with the Company to influence any decision of the Company relating to a contract or transaction with a supplier or customer of the Company if the director or a close relative of the director:

1.	performs services as a consultant, employee, officer, director, advisor or in any other capacity for such supplier or customer; or

2.	has a financial interest in such supplier or customer, other than an investment representing less than one percent (1%) of the outstanding shares of a publicly held company.

•	engage in any other activity or have any other interest that the Board of Directors of the Company determines to constitute a conflict of interest or that violates the provisions of the Company’s Conflict of Interest policy.

A “close relative” means a spouse, dependent child or any other person living in the same home with the employee, officer or director. “Immediate family” means a close relative and a parent, sibling, child, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law. A “significant customer” is a customer that has made during the Company’s last full fiscal year, or proposes to make during the Company’s current fiscal year, payments to the Company for property or services in excess of one percent (1%) of (i) the Company’s consolidated gross revenues for its last full fiscal year or (ii) the customer’s consolidated gross revenues for its last full fiscal year. A “significant supplier” is a supplier to which the Company has made during the Company’s last full fiscal year, or proposes to make during the Company’s current fiscal year, payments for property or services in excess of one percent (1%) of (i) the Company’s consolidated gross revenues for its last full fiscal year or (ii) the customer’s consolidated gross revenues for its last full fiscal year.

It is your responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the Chief Executive Officer or, if you are an executive officer or director, to the Board of Directors, who shall be responsible for determining whether such transaction or relationship constitutes a conflict of interest.

Insider Trading

Employees, officers and directors who have material non-public information about the Company or other companies, including our suppliers and customers, as a result of their relationship with the Company are prohibited by law and Company policy from trading in securities of the Company or such other companies, as well as from communicating such information to others who might trade on the basis of that information. To help ensure that you do not engage in prohibited insider trading and avoid even the appearance of an improper transaction, the Company has adopted an Insider Trading Policy, which is available in the Employee Guidebook on the Company’s Intranet.

If you are uncertain about the constraints on your purchase or sale of any Company securities or the securities of any other company that you are familiar with by virtue of your relationship with the Company, you should consult with the General Counsel before making any such purchase or sale.

Confidentiality

Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company or other companies, including our suppliers and customers, except when disclosure is authorized by a supervisor or legally mandated. Unauthorized disclosure of any confidential information is prohibited. Additionally, employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees who have a need to know such information to perform their responsibilities for the Company.

Third parties may ask you for information concerning the Company. Employees, officers and directors (other than the Company’s authorized spokespersons) must not discuss internal Company matters with, or disseminate internal Company information to, anyone outside the Company, except as required in the performance of their Company duties and after an appropriate confidentiality agreement is in place. This prohibition applies particularly to inquiries concerning the Company from the media, market professionals (such as securities analysts, institutional investors, investment advisers, brokers and dealers) and security holders. All responses to inquiries on behalf of the Company must be made only by the Company’s authorized spokespersons. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to your supervisor or one of the Company’s authorized spokespersons. The Company’s policies with respect to public disclosure of internal matters are described more fully in the Employee Guidebook, which is available on the Company’s Intranet.

You also must abide by any lawful obligations that you have to your former employer. These obligations may include restrictions on the use and disclosure of confidential information, restrictions on the solicitation of former colleagues to work at the Company and non-competition obligations.

Honest and Ethical Conduct and Fair Dealing

You shall deal honestly, ethically and fairly with the Company’s suppliers, customers, competitors and employees. Statements regarding the Company’s products and services must not be untrue, misleading, deceptive or fraudulent. You must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Protection and Proper Use of Corporate Assets

You should seek to protect the Company’s assets. Theft, carelessness and waste have a direct impact on the Company’s financial performance. You must use the Company’s assets and services solely for legitimate business purposes of the Company and not for any personal benefit or the personal benefit of anyone else.

You must advance the Company’s legitimate interests when the opportunity to do so arises. You must not take for yourself personal opportunities that are discovered through your position with the Company or the use of property or information of the Company.

Gifts and Gratuities

The use of Company funds or assets for gifts, gratuities or other favors to employees or government officials is prohibited, except to the extent such gifts are in compliance with applicable law, nominal in amount and not given in consideration or expectation of any action by the recipient.

Employees, officers and directors must not accept, or permit any member of his or her immediate family to accept, any gifts, gratuities or other favors from any customer, supplier or other person doing or seeking to do business with the Company, other than items of nominal value. Any gifts that are not of nominal value should be returned immediately and reported to your supervisor. If immediate return is not practical, they should be given to the Company for charitable disposition or such other disposition as the Company believes appropriate in its sole discretion.

Common sense and moderation should prevail in business entertainment engaged in on behalf of the Company. Employees, officers and directors should provide, or accept, business entertainment to or from anyone doing business with the Company only if the entertainment is infrequent, modest and intended to serve legitimate business goals.

Bribes and kickbacks are criminal acts, strictly prohibited by law. You must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world.

Accuracy of Books and Records and Public Reports

You must honestly and accurately report all business transactions. You are responsible for the accuracy of your records and reports. Accurate information is essential to the Company’s ability to meet legal and regulatory obligations.

All Company books, records and accounts shall be maintained in accordance with all applicable regulations and standards and accurately reflect the true nature of the transactions they record. The financial statements of the Company shall conform to generally accepted accounting rules and the Company’s accounting policies. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the Company’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation.

It is the policy of the Company to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the Securities and Exchange Commission and in other public communications.

No officer of the Company shall:

•	Make or cause to be made a false or materially false or misleading statement to or;

•	Omit or cause to omit a material fact to or;

•	Directly or cause another person acting under their direction to take any action to coerce, manipulate, mislead or fraudulently influence;

any independent accountant in connection with any audit or examination of financial statements or the preparation or filing of any document to the Securities and Exchange Commission.

Concerns Regarding Accounting or Auditing Matters

Employees with concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may confidentially, and anonymously if they wish, submit such concerns or complaints in writing to the Company’s Chief Financial Officer. See “Reporting and Compliance Procedures.” All such concerns and complaints will be forwarded to the Audit Committee of the Board of Directors. A record of all complaints and concerns received will be provided to the Audit Committee each fiscal quarter. Any such concerns or complaints may also be communicated, confidentially and, if you desire, anonymously, directly to any member of the Audit Committee of the Board of Directors.

The Audit Committee will evaluate the merits of any concerns or complaints received by it and authorize such follow-up actions, if any, as it deems necessary or appropriate to address the substance of the concern or complaint.

The Company will not discipline, discriminate against or retaliate against any employee who reports a complaint or concern, unless it is determined that the report was made with knowledge that it was false.

Waivers of this Code of Ethics

Anyone who seeks an exception to any of these policies should contact the Chief Executive Officer. Any waiver of this Code of Ethics or any change to this Code of Ethics may be made only by the Board of Directors of the Company and will be disclosed as required by law or stock market regulation.

Reporting and Compliance Procedures

You have the responsibility to ask questions, seek guidance, report suspected violations and express concerns regarding compliance with this Code of Ethics. If you know or believe that any other employee or representative of the Company has engaged or is engaging in Company-related conduct that violates applicable law or this Code of Ethics or the Guidelines of Conduct you should report such information to the Company, as described below. Any supervisor who receives a report of a violation of this Code of Ethics must immediately inform the Chief Financial Officer.

You may report violations of this Code of Ethics, on a confidential or anonymous basis. While we prefer that you identify yourself when reporting violations so that we may follow up with you, as necessary, for additional information, you may leave messages anonymously if you wish.

Persons with complaints regarding alleged violations of this Code of Ethics, or accounting, internal accounting controls or auditing matters or concerns regarding questionable accounting or auditing matters may submit such complaints or concerns using any of the following procedures:

•	By sending a letter or other writing to the attention of the Chief Executive Officer, Chief Financial Officer or the General Counsel at the Company’s principal executive offices;

•	By e-mail to the Chief Executive Officer (esnowden@bcgi.net), Chief Financial Officer (kwalker@bcgi.net) or General Counsel (abouffard@bcgi.net); or

•	By telephone to the Chairman of the Audit Committee of the Board of Directors, by means of a toll-free number (1-888-445-4170)

All complaints and concerns received will be forwarded to the Audit Committee of the Board of Directors. A record of all complaints and concerns received will be provided to the Audit Committee each fiscal quarter.

The Audit Committee will evaluate any complaints or concerns received. If the Audit Committee requires additional information to evaluate any complaint or concern, it may conduct an investigation, including interviews of persons believed to have relevant information. The Audit Committee may, in its discretion, assume responsibility for directing or conducting any investigation or may delegate such responsibility to another person or entity. Employees, officers and directors are expected to cooperate fully with any inquiry or investigation by the Company regarding an alleged violation of this Code of Ethics. Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to and including discharge.

After its evaluation of the complaint or concern, the Audit Committee will authorize such follow-up actions, if any, as deemed necessary and appropriate to address the substance of the complaint or concern. The Company reserves the right to take whatever action it believes appropriate, up to and including discharge of any employee deemed to have engaged in improper conduct.

Regardless of whether a complaint or concern is submitted anonymously, the Company will strive to keep all complaints and concerns and the identity of those who submit them and participate in any investigation as confidential as possible, limiting disclosure to those with a business need to know.

The Company will not penalize or retaliate against any person or entity for reporting a complaint or concern, unless it is determined that the complaint or concern was made with knowledge that it was false. The Company will not tolerate retaliation against any person or entity for submitting, or for cooperating in the investigation of, a complaint or concern. Moreover, any such retaliation is unlawful and may result in criminal action. Any retaliation will warrant disciplinary action against the offending party, up to and including termination of employment.

The Company shall retain records of all complaints and concerns received, and the disposition thereof, for five years.

The Audit Committee shall determine whether violations of this Code of Ethics have occurred and, if so, shall determine the disciplinary measures to be taken against any employee who has violated this Code of Ethics.

Failure to comply with the standards outlined in this Code of Ethics will result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge and restitution. Certain violations of this Code of Ethics may require the Company to refer the matter to the appropriate governmental or regulatory authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code of Ethics, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge.

Dissemination and Amendment

This Code of Ethics shall be distributed to each new director, executive officer and employee upon commencement of his or her employment or other relationship with the Company. Each director, executive officer, and employee shall certify that he or she has received, read and understood the Code of Ethics and shall annually certify that he or she has complied with its terms.

The Company reserves the right to amend, alter or terminate this Code of Ethics at any time for any reason. The most current version of this Code of Ethics can be found in the “Top Documents” Section of the Company’s Intranet.

This document is not an employment contract between the Company and any of its employees, officers or directors and does not alter the Company’s at-will employment policy.

CERTIFICATION

In my role as a director, executive officer or employee of Boston Communications Group, Inc., I recognize that I have significant responsibilities for corporate governance. I understand that the Company’s Code of Ethics provides principles which I am expected to adhere to and advocate, and rules regarding my responsibilities to the Company, its stakeholders and the public.

I,                                                               do hereby certify that:

(Print Name Above)

1.	I have received and carefully read the Code of Ethics of Boston Communications Group, Inc.

2.	I understand the Code of Ethics.

3.	I have complied and will continue to comply with the terms of the Code of Ethics.

I further certify to you that to the best of my knowledge and ability in carrying out my responsibilities as a director, executive officer, or employee of Boston Communications Group, Inc.:

4.	I will act with honesty and integrity, avoiding actual and apparent conflicts of interest.

5.	I will provide information regarding business transactions that is accurate, complete, objective, relevant, timely and understandable.

6.	I will comply with rules and regulations of federal, state and local governments, and other appropriate regulatory agencies.

7.	I will act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

8.	I will maintain the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose such information. I will not use confidential information acquired in the course of my work for personal advantage.

9.	I will share knowledge and maintain skills important and relevant to my position with the Company.

10.	I will actively promote ethical behavior in the conduct of the Company’s business.

11.	I will control and use responsibly all assets and resources entrusted to me by the Company.

Date:
(Signature)

Each director, executive officer and employee is required to sign, date and return this Certification to the Director of Human Resources of the Company within 5 days of receipt. Failure to do so may result in disciplinary action.